Exhibit 99.4

ObsEva SA Announces $60.0 Million Private Placement with Existing and New Investors

Geneva, Switzerland and Boston, MA – 10 October, 2017 – ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today announced that it has entered into a securities purchase agreement with a group of institutional accredited investors for the private placement of common shares and prepaid warrants. The private placement is expected to yield gross proceeds of $60 million, and to close on or about October 13th, 2017, subject to the satisfaction of customary closing conditions.

Investors in the private placement consist of new and existing investors, including: some of the company’s current shareholders New Enterprise Associates (NEA), New Leaf Venture Partners, Sofinnova Ventures, DAFNA Capital Management, Sphera Global Healthcare Fund, and Venrock Healthcare Capital Partners, as well as initial investments from Aisling Capital, First Manhattan Co., Ghost Tree Capital and Omega Funds.

“We are extremely pleased that this impressive group of biotech investors supports our efforts to become a leader in the field of women’s health and reproductive medicine,” said Ernest Loumaye, CEO and co-founder of ObsEva SA.

Net proceeds from this offering are expected to be used to fund the research and development of the product candidates in ObsEva’s pipeline, including its lead compound OBE2109, an oral gonadotropin-releasing hormone (GnRH) receptor antagonist in development for the treatment of uterine fibroids and endometriosis, as well as working capital and general corporate purposes.

The common shares are priced at $8.00 per share and the prepaid warrants are immediately exercisable at a price of $8.00 per share and will expire in 30 days.

The securities being issued and sold in the private placement have not been registered under the Securities Act of 1933, as amended. Accordingly, these securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Jefferies and BMO Capital Markets acted as joint placement agents for the offering.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving ART outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the closing of the private placement and ObsEva’s anticipated use of proceeds. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2016, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Contact:

Liz Bryan

Spectrum Science

lbryan@spectrumscience.com

+ 1 202-955-6222 x2526

Company Contact:

CEO Office Contact

Delphine Renaud

delphine.renaud@obseva.ch

+41 22-552-1550

Investor Contact

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 781-366-5726